UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 -------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                              (Amendment No. 10)*

                             Intrawest Corporation
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                                (Name of Issuer)

                      Common Stock, no par value per share
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                         (Title of Class of Securities)

                                   460915200
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                       200 Connecticut Avenue, 4th Floor
                               Norwalk, CT 06854
                                 (203) 854-1100
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 21, 2006
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                         (Date of Event which Requires
                           Filing of This Statement)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                           ---------------------
CUSIP NO.      460915200              SCHEDULE 13D         PAGE 2 OF 6 PAGES
------------------------------                           ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PIRATE CAPITAL LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                    (b) |X|

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)                                               |_|

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                           7      SOLE VOTING POWER

                                  -0-
                      ----------------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      8,266,570
  OWNED BY            ----------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-
                      ----------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  8,266,570
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            8,266,570
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            16.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                           ---------------------
CUSIP NO.       460915200             SCHEDULE 13D         PAGE 3 OF 6 PAGES
------------------------------                           ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            THOMAS R. HUDSON JR.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                    (b) |X|

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)                                          |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  -0-
                      ----------------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      8,266,570
  OWNED BY            ----------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-
                      ----------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  8,266,570
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            8,266,570
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            16.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                           ---------------------
CUSIP NO.      460915200              SCHEDULE 13D         PAGE 4 OF 6 PAGES
------------------------------                           ---------------------

The Schedule 13D filed on June 28, 2005 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, no par value ("Shares"), of Intrawest Corporation (the "Issuer"), as previously amended by Amendment No. 1 to the Schedule 13D filed on July 25, 2005, Amendment No. 2 filed on October 18, 2005, Amendment No. 3 filed on November 4, 2005, Amendment No. 4 filed on December 16, 2005, Amendment No. 5 filed on February 9, 2006, Amendment No. 6 filed on March 2, 2006, Amendment No. 7 filed on April 18, 2006, Amendment No. 8 filed on April 28, 2006, and Amendment No. 9 filed on May 19, 2006 is hereby amended by this Amendment No. 10 to the Schedule 13D. The principal executive office of the Issuer is located at 200 Burrard Street, Suite 800, Vancouver, BC V6C 3L6, Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated as follows:

      Funds for the purchase of the Shares reported herein were derived from available capital of the Holders. A total of approximately $220,106,799 was paid to acquire such Shares.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY

Paragraphs (a), (b) and (c) of Item 5 are hereby amended and restated as follows:

      (a) The Reporting Persons beneficially own 8,266,570 Shares, constituting approximately 16.9% of the Shares outstanding.

      The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 49,059,126 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Report of Foreign Issuer on Form 6-K filed on May 15, 2006.

---------------------------                              -------------------
CUSIP NO.      460915200             SCHEDULE 13D           PAGE 5 OF 6 PAGES
---------------------------                              -------------------

      (b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 994,100 Shares held by Jolly Roger Fund LP. By virtue of agreements with Jolly Roger Offshore Fund LTD, Jolly Roger Activist Portfolio Company LTD and Mint Master Fund LTD, Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 7,272,470 Shares held by Jolly Roger Offshore Fund LTD, Jolly Roger Activist Portfolio Company LTD and Mint Master Fund LTD. By virtue of his position as sole Managing Member of Pirate Capital, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital has voting power or dispositive power. Accordingly, Pirate Capital LLC and Thomas R. Hudson Jr. are deemed to have shared voting and shared dispositive power with respect to an aggregate of 8,266,570 Shares.

      (c) The following transactions in the Shares were effected by the Reporting Persons since the most recent filing on Schedule 13D. All of the Shares were purchased in open market transactions.

Jolly Roger Offshore Fund LTD

Trade Date        Shares Purchased (Sold)     Price per Share ($)
----------         ----------------             ---------------
5/18/2006             75,000                         34.02
5/19/2006             25,000                         33.79
5/22/2006             10,700                         33.00
5/23/2006             25,000                         33.69
5/30/2006             50,000                         32.50
5/31/2006             22,800                         32.35
6/07/2006             25,000                         32.90
6/14/2006             51,000                         31.58
6/15/2006             125,000                        31.56
6/16/2006             5,000                          31.25
6/21/2006             5,000                          30.74
6/21/2006             15,000                         30.69
6/22/2006             5,000                          31.00
6/22/2006             5,000                          31.02

Mint Master Fund LTD

Trade Date       Shares Purchased (Sold)      Price per Share ($)
----------        ----------------             ---------------
6/08/2006             35,000                         31.57
6/15/2006             25,000                         31.56



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

Item 6 of the Schedule 13D is hereby amended and restated as follows:

As set forth below, the Reporting Persons sold, as of June 22, 2006, 500 contracts with respect to options to acquire 50,000 shares of Common Stock, each of which was sold on the open market.

Date of      Shares         Exercise Price   Expiration Date    Sale Price
Sale         Underlying     per Share ($)                       per Share($)
             Options

06/22/06     50,000         35.00              12/16/06         1.50

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

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CUSIP NO.      460915200             SCHEDULE 13D           PAGE 6 OF 6 PAGES
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                                   SIGNATURES

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 26, 2006


                                           PIRATE CAPITAL LLC


                                           By: /s/ Thomas R. Hudson Jr.
                                               ---------------------------
                                               Name:  Thomas R. Hudson Jr.
                                               Title: Managing Manager

                                           /s/ Thomas R. Hudson Jr.
                                           ------------------------------
                                           Thomas R. Hudson Jr.